February 27, 2006





Mr. Scott Stringer
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

         Re:      Delta Natural Gas Company, Inc.
                  Form 10-K for the fiscal year ended June 30, 2005 Filed September 2, 2005
                  File No. 000-08788

                  Form 10-Q for the quarter ended September 30, 2005 Filed November 8, 2005
                  File No. 000-08788

Dear Mr. Stringer:

     This letter is in response to James Allegretto's letter to Delta Natural Gas Company, Inc. dated February 14, 2006 which related to the SEC Staff's review of Delta's June 30, 2005 10-K and Form 10-Q for the quarter ended September 30, 2005. We are filing this on EDGAR as a correspondence file as requested.

     We note the Staff's comments and their request to potentially revise such documents, however, based on the materiality of the comments, the Company believes it appropriate to consider the Staff's comments in preparation of our future Form 10-Q's and next Form 10-K for June 30, 2006. This letter documents our specific response to and planned action on the items mentioned in your letter. Set out below are each of the Staff's comments and our responses related thereto.






Form 10-K June 30, 2005

Item 1.  Business

1. You indicate under the "Distribution and Transmission of Natural Gas" in the Business section communities in which the registrant serves continue to expand which results in growth opportunities. Please explain to us how this statement reconciles with the table at the end of the Business discussion, "Consolidated Statistics", which shows a decrease in all customer classes for 2005.

Response:

     The majority of the communities we serve are located along the I-75 and I-64 corridors in central and southeastern Kentucky. Those areas continue to expand, and due in part to that expansion, we are able each year to add new customers in those areas. This growth opportunity, however, may be offset by customer attrition that is attributable, for example, to disconnects for non-payment and customer reaction to higher gas prices. The net changes in our Average Retail Customers Served in our Consolidated Statistics incorporate both the increases from our growth opportunities in those areas and the losses through attrition. As a result, we, like many distribution companies in this country, had a small net decline of 344 in our average number of customers in 2005.

     The statements in our 2005 10-K regarding the continuing expansion and our growth opportunities are forward looking statements and are identified as such in our 10-K (see "Factors That May Affect Future Results" in our MD&A, and therein please see the fifth bullet point in the first bullet list, which identifies our forward looking statements as including statements regarding "our anticipated growth and growth opportunities"; and the fifth, sixth and seventh bullets in the second bullet list, which describe "factors that could cause future results to differ" to include "changes in the economic conditions, demographic patterns . . . in retail service areas"; "changes affecting our cost of providing gas service . . .; and "changes affecting the cost of competing alternatives  . . . ."). We do not believe  that our small net loss in customers during 2005 is inconsistent with these forward looking statements.

     We will expand our discussion of this matter in our 2006 10-K.


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2. Your discussion of results of operations under this caption should be expanded to quantify and more precisely explain the reasons for increases in the components that comprise net income. For example, it is not clear whether the decrease in volume of gas sold was due solely to weather and/or offsetting or additional effects due to fluctuations in customers. In addition, your discussion of operations and maintenance is only for 2 years and there is no discussion of the other non-margin related expense including interest expense. While immaterial on a net basis, you may want to consider identifying the components of other income and deductions in this discussion to avoid the question of whether Rule 5-03(b) 7 of Regulation S-X would apply to the financial statements. You should finally consider whether a discussion of your results by segment would be a more informative discussion.

Response:

     The Company follows the SEC's Interpretation entitled "Commission Guidance regarding Management's Discussion and Analysis of Financial condition and Results of Operations" issued December 29, 2003 when deciding which operating revenue line item fluctuations to discuss in MD&A. Section III(B) of the Interpretation says "disclosure should emphasize material information that is required or promotes understanding and de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding. This question referred to three items for us to consider when writing MD&A: 1) the effect of customer fluctuations on volumes sold, 2) explaining an additional year of operating expense flux and offering two years of explanations for other non-margin related expenses including interest expense and 3) identifying components of other income and deductions. We will address each suggestion in the following paragraphs:

1)   As can be derived  from the  information  given on page 6 of the 10-K (Item
     1), There was a 0.9% and 0.5% decrease in average retail customers served for the two years ended June 30, 2005, respectively. We believe that the most effective MD&A does not focus on small changes such as these, but rather on the primary factors that cause fluctuations, which in both of these cases were weather. For that reason, we used the following language:
     "Partially offsetting these increases was a 10.2% decrease in regulated gas sales volumes due to 5% warmer weather in the 2005 period, which resulted in a $1,849,000 decrease in gross margins" and "The decrease in gross margins for 2004 of $167,000 was due primarily to a 7.8% decrease in regulated gas sales volumes as a result of 9% warmer weather in the 2004 period".

2) The following table details the changes in non-margin related changes to net income. In our view, none of these items omitted from our discussion are significant in explaining the fluctuation of net income between years.



 ------------------------------------ ------------------- ---------------------
 Income Statement Caption             2005 Compared to    2004 Compared to
                                      2004                2003

 ------------------------------------ ------------------- -------------------
 ------------------------------------ ------------ ------ ----------- -------
                                      $            %      %           %
 ------------------------------------ ------------ ------ ----------- -------
 ------------------------------------ ------------------- ----------- -------
 Operations and maintenance           Explained               7,788   0.1
 ------------------------------------ ------------------- ----------- -------
 ------------------------------------ ------------ ------ ----------- -------
 Depreciation and depletion              182,645   2.9      150,944   2.4
 ------------------------------------ ------------ ------ ----------- -------
 ------------------------------------ ------------ ------ ----------- -------
 Taxes other than income taxes            99,043   1.6       80,437   1.3
 ------------------------------------ ------------ ------ ----------- -------
 ------------------------------------ ------------------- ----------- -------
 Income tax expense                   Explained              53,757   0.9
 ------------------------------------ ------------------- ----------- -------
 ------------------------------------ ------------ ------ ----------- -------
 Other income and deductions, net         16,605   0.3       12,891   0.2
 ------------------------------------ ------------ ------ ----------- -------
 ------------------------------------ ------------ ------ ----------- -------
 Interest on long-term debt               26,104   0.4       22,285   0.3
 ------------------------------------ ------------ ------ ----------- -------
 ------------------------------------ ------------ ------ ----------- -------
 Other interest                           96,377   1.6      259,764   4.1
 ------------------------------------ ------------ ------ ----------- -------
 ------------------------------------ ------------ ------ ----------- -------
 Amortization of debt expense                605   0.0       42,796   0.7
 ------------------------------------ ------------ ------ ----------- -------

3) The "deductions" in other income and deductions before income taxes total $13,872, $17,694 and $18,062 for each of the three years ending June 30, 2005. We believe that these immaterial amounts did not merit further discussion.

     We agree that results of operations in MD&A should quantify and explain the reasons for changes in the components that comprise net income. We have considered the items referred to in question No. 2, as well as other matters, and believe there are no other disclosures that would be considered necessary in the June 30, 2005 10-K.

     We currently discuss changes in gross margin by segment and we will examine our discussion of the results of operations in future filings to determine if also discussing the other income statement line items by segment would be more informative.


Notes to Consolidated Financial Statements

Note 1(f).  Revenue Recognition

3. We note that during the fiscal year 2005 you changed your revenue recognition policy to begin recognition of unbilled but delivered gas. Further, you indicate that such change was implemented in connection with the rate order received in November 2004. We are not clear on your basis for recognition of the change in earnings. Please advise whether you received a rate order or any guidance from the KPSC as to how such additional earnings should be shared between ratepayers and shareholders. If you did not receive an order, tell us why you believe it represents income to shareholders. Please also ensure your response addresses your basis in GAAP for treating such change as a change in estimate, as opposed to a change in principle, given the regulatory facts and circumstances and prevailing practice. We may have further comment.


Response:

     Prior to fiscal 2005, we recognized revenue from regulated gas sales on an "as billed" basis, which is consistent with the accounting for the economic effects of regulation established in SFAS No. 71. Due to the inherent uncertainty about the ultimate rate actions of our primary regulator, the Kentucky Public Service Commission (KPSC), with respect to our unbilled revenue, we had concluded that recognition of the unbilled revenue would be inconsistent with the principles of SFAS No. 71, including the provisions of that standard regarding revenues collected subject to refund.

     Specifically, footnote 16 to paragraph 45 of SFAS No. 71 states that "Revenue collected subject to refund is similar to sales with warranty obligations. Paragraph 25 of Statement 5 states that 'inability to make a reasonable estimate of the amount of a warranty obligation at the time of sale because of significant uncertainty about possible claims. . . precludes accrual and, if the range of possible loss is wide, may raise a question about whether a sale should be recorded. . .' Similarly, if the range of possible refund is wide and the amount of the refund cannot be reasonably estimated, there may be a question about whether it would be misleading to recognize the provisional increase as income."

     This concept is also reiterated in Staff Accounting Bulletin ("SAB") No. 101 with regard to revenue recognition when the right of return exists. In Question 9 of Topic 13.A.4. and in Question 24 in Frequently Asked Questions about SAB No. 101, which further interprets Topic 13.A.4., the SEC staff emphasizes that revenue should not be recognized if a reasonable estimate of return cannot be estimated. Further Question 24 states: "If management cannot develop an estimate that is sufficiently reliable for use by investors, the staff believes it cannot make a reasonable estimate meeting the requirements of this standard." Thus, revenue on such transactions should not be recognized.

     For these reasons, we concluded that it would be inappropriate to record unbilled revenue in our financial statements so long as there was significant regulatory uncertainty regarding the ultimate actions of the KPSC with respect to these revenues.

     In connection with the SEC staff's review of our registration statement for the sale of debentures in 2003, the staff did not object to this revenue recognition policy (see February 3, 2003 correspondence attached). At that time, we agreed to begin recognizing revenue for unbilled gas sales once the actions of the regulator could be determined with sufficient probability.

     In April of 2004, we filed a rate case with the KPSC using a December 31, 2003 test year. (A test year is a 12-month historical revenue and expense period that is chosen by a utility and used as the basis to support its revenue requirements that are presented to the regulator for rate recovery.) Consistent with standard rate case practice in the Commonwealth of Kentucky, the rate case filing for this test year was prepared on an "as-billed" basis as our financial statements reflected. Unbilled revenues were not raised as an issue during the rate case and were not addressed in the rate order. In discussions with the KPSC we received guidance on this matter and, based upon these discussions as well as the historical rate treatment by the KPSC of the recognition of unbilled revenues by other regulated utilities, we concluded that the benefits of such revenues would be retained by shareholders and that it was appropriate to begin recording such revenues after the conclusion of this rate proceeding. Therefore upon the receipt of our KPSC rate order in November of 2004 we began recording such revenues for unbilled sales.

     Our accrual of unbilled revenue was recorded in operating income following the accounting approach that we outlined in our February 3, 2003 letter to the SEC staff responding to staff comments on our registration statement for the sale of debentures. We did not record the unbilled revenue as a change in accounting principle because we do not believe that the "as-billed" basis of accounting is, in and of itself, an acceptable revenue recognition principle under generally accepted accounting principles (GAAP). While the "as-billed" revenue recognition method was a prevalent and accepted industry practice within the utility industry at one time, the issuance of SAB No. 101 effectively caused this revenue recognition methodology to no longer be permissible on its own merits under GAAP. As discussed above, the uncertainty surrounding the regulatory treatment of our unbilled revenue prevented us from recording revenue for our unbilled sales prior to November 2004. The continuing process of obtaining additional information and ultimately concluding that a regulatory liability does not exist with respect to our unbilled sales led us to record our unbilled sales as revenues during November 2004. We believe this is a change in estimate of the type described in paragraph 11 of APB Opinion No. 20, and, as such, the change is properly recorded as a change in estimate in our financial statements.


Note 2.  New Accounting Pronouncements

4. Please explain to us the accounting entries that gave rise to the $850,000 of regulatory liability relating to non-legal retirement obligations. In this regard, supplementally advise us the extent to which such liability was contained in a different caption in the balance sheet or resulted in expense recognition. Please specifically tell us whether you are recovering any portion of such costs in your current rates.

Response:

     The $850,000 (at June 30, 2005) of regulatory liability relating to non-legal retirement obligations represents accrued "cost of removal". This accrual is provided over the life of the Company's assets so that at the end of certain property's life, the Company has this reserve available from which to charge removal costs for the asset being retired. So, the expense recognition occurs over the life of the asset and there is no expense recognition at the time of retirement.

     The accrual is provided through a component of the Company's Kentucky Public Service Commission approved depreciation rates which are a component of the cost of service portion of Delta's tariff rates.

     Traditionally, the cost of removal accrual was reflected in the accumulated provision for depreciation line item on the balance sheet. In our June 30, 2003 10-K, we began disclosing in the notes the amount ($700,000 as of June 30, 2003) of cost of removal on the balance sheet. Effective March 31, 2004, based on guidance from the SEC distributed by the "big four" accounting firms, we made an entry to reclassify the amount ($770,000) from accumulated provision for depreciation to regulatory liabilities. So on the June 30, 2005 and 2004 balance sheets, cost of removal (in the amounts of $850,000 and $784,000, respectively), was shown consistently as regulatory liabilities.


Note 4(c).  Employee Benefit Plans

5. We have read your description of share issuances pursuant to your Stock Plan here and under Item 5. We understand that at the close of the fiscal year any amounts contributed by employees must be matched by you with an equivalent dollar amount of shares. We also note shares provided to some employees were provided without cash consideration and, in June 2003, 900 shares of common stock were awarded to your directors without consideration. You indicate that expense of $59 and $53 thousand were recognized in fiscal 2004 and 2003, however your disclosure regarding $118 thousand of shares does not agree with the related expense and may suggest that 2 years of awards were issued at one time. Please clarify your disclosure, our understanding or both. In addition, please explain your accounting for the Stock Purchase Plan and the common stock awarded to a director. Please tell us whether you consider the Stock Plan to be compensatory under SFAS No. 123. If you believe that the Stock Plan and/or the common stock awarded without consideration did not qualify for treatment under SFAS 123, please explain your rationale. In this regard, please explain to us the Stock Plan provisions relating to each of the items under paragraph 23 of SFAS No. 123.

Response:

     As stated in the text of the question, at the close of the fiscal year any amounts contributed by employees had to be matched by the company with an equivalent dollar amount of shares. At June 30, 2004, $118,000 was accrued for payment of stock to the employees during July, 2004, relating to the fiscal 2004 plan year. Half of that amount ($59,000) had been contributed by the employees throughout the year via payroll deduction. The other half ($59,000) was expensed throughout the year as the Company matched the employee's contributions. Therefore, the disclosure accurately explains that our expenses for the matching shares granted under the stock plan were $59,000 in a year for which stock with an equivalent market value of $118,000 was subsequently issued. Note that this accrual throughout the year only represents dollars. The number of shares to be issued was not determined until the market price on June 30, 2004 was known.

     The 900 shares issued to directors in June of 2003 were recorded as expenses as a component of the compensation of the directors. There are no specific stock plans for directors.

     Both the Employee Stock Plan and the stock awarded to Directors were compensatory under SFAS 123.

     We have discontinued the employee stock plan and we have no plans to issue shares in the future to directors as compensation.


Note 8.  Long-Term Debt

6. Please note the requirements of paragraph 10.b of SFAS No. 47 and paragraph 4 of SFAS No. 129 as it relates to sinking-fund requirements or any significant debt covenant for your long-term debt.

Response:

     As disclosed in Note 8 of the financial statements included in the SEC Form 10-K, Delta had three series of debentures outstanding as of June 30, 2005.
Under the terms of the indentures for those debentures, there are no sinking fund requirements. Therefore, the disclosures required under SFAS no. 47, par. 10b for the maturity and sinking fund requirements for the next five years is not applicable. The amount disclosed on the balance sheet of current portion of long-term debt, represents the maximum aggregate principal amounts which can be paid to deceased beneficial owners. The provisions of such redemptions are detailed in Note 8 of the financial statements.

     Additionally, as disclosed in the SEC Form 10-K the restrictive covenants of the debentures have been described as the covenants can accelerate the maturity of the debentures. There are no additional covenants which would impact the dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, and significant terms of contracts to issue additional shares as required to be disclosed under SFAS no. 129, par. 4.


Notes 10 and 11.  Operating Leases and Commitments and Contingencies

7. Please tell us whether you have any unconditional purchase obligations, such as gas purchase contracts, and whether your operating leases are non-cancelable. If either of these types of obligations exist, note the provisions of paragraph 10.a. of SFAS No. 47 and 16.b of SFAS No. 13.


Response:

     The Company is not party to any unconditional purchase obligations. Delta's gas purchase contracts are not deemed to be unconditional purchase obligations, as the contracts do not require the obligation to transfer funds in the future for fixed or minimum amounts. All gas purchase contracts are full requirements based contracts which do not create the contractual obligation for Delta to purchase minimum quantities or make minimum payments. Therefore, disclosure under SFAS no. 47, par. 10.a is not applicable. The amounts disclosed in MD&A as gas purchase obligations represent the estimated annual purchases under current gas purchase contracts, none of which represent unconditional purchase obligations. Delta's operating leases relate primarily to site leases for wells and compressors and are cancelable at the option of Delta and are therefore not disclosed under FAS 13, par 16.b and 16 (b) ii. The amounts disclosed as minimum lease payments in MD&A represent those amounts expected to be paid under the terms of the lease with the assumption the lease will not be terminated by Delta. In subsequent filings of SEC Form 10-K, the Company will footnote the above mentioned items in the MD&A table for contractual cash obligations explaining that they are based on management's estimates rather minimum contractual requirements. It is the Company's belief that although not required for financial statement disclosure these items in MD&A add value for the reader of the financial statements.

Form 10-Q September 30, 2005

Financial Statements

Statement of Changes in Shareholders' Equity

8. We noted, based on your June 30, 2005 10-K, that your Board decided to discontinue the Employee Stock Purchase Plan on July 1, 2004. Please explain the following amount as disclosed in the Statement of Changes of Shareholders' Equity for the three months ended September 30, 2004: Common Shares - Employee Stock Purchase Plan $4,826.

Response:

     As explained in the response to question #5 and in Note 4(c) of the 10-K, the stock relating to the fiscal 2004 Employee Stock Plan was issued in July of 2004. At June 30, 2004, $117,561.36 was accrued for the Employee Stock Plan. On June 30, 2004, the market price of Delta's stock was $24.36. Therefore, 4,826 shares of stock were issued in the final distribution of the Employee Stock Plan in July of 2004. This transaction is shown in the Statement of Changes in Shareholders' Equity for the three months ended September 2004 as $4,826 par value for the shares and $112,735 premium for the total of approximately $118,000 as discussed in our response to question 5.

Acknowledgement Request

     As you further requested, Delta acknowledges that:

o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     If there should be any other questions or if we may be of assistance in any way, please do not hesitate to contact us.

                                          Sincerely,

                                          /s/Glenn R. Jennings

                                          Glenn R. Jennings